As filed with the Securities and Exchange Commission on January 13, 2012	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

Ensco plc
(Exact name of issuer of deposited securities as specified in its charter)

 [N/A]
(Translation of issuer’s name into English)

 England and Wales
(Jurisdiction of incorporation or organization of issuer)

 CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(877) 248 - 4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Brady K. Long
Vice President — General Counsel and Secretary
5847 San Felipe, Suite 3300
Houston, Texas 77057
(713) 789-1400
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Roger W. Bivans, Esq. Baker & McKenzie LLP 2001 Ross Ave., Suite 2300 Dallas, Texas 75201 (214) 978-3000	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☑ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADS”), each representing the right to receive one (1) Class A Ordinary Share of Ensco plc	300,000,000 ADSs	$5.00	$15,000,000.00	$1,719.00

*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraph (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (10).

Item 2. AVAILABLE INFORMATION			Face of Receipt - Paragraph (13).

Ensco plc is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(i)	Form of American Depositary Receipt to be issued. – Filed herewith as Exhibit (a)(i).

(a)(ii)
Deposit Agreement, dated as of September 29, 2009, by and among Ensco plc (previously known as “ENSCO International Limited” and “Ensco International plc” and hereinafter, the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares.  – Filed herewith as Exhibit (a)(ii).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  – None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. – Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of September 29, 2009, by and among Ensco plc, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 13th day of January, 2012.

Legal entity created by the Deposit Agreement, dated as of September 29, 2009, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one (1) Class A Ordinary Share of Ensco plc.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Brian M. Teitelbaum
	Name:	Brian M. Teitelbaum
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Ensco plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in London, England, on January 13, 2012.

Ensco plc

By:	/s/ James W. Swent, III
	Name:	James W. Swent, III
	Title:	Senior Vice President and Chief Financial Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Daniel W. Rabun, James W. Swent III and Brady K. Long to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on January 13, 2012.

Signature	Title

/s/ Daniel W. Rabun	Chairman, President and Chief Executive Officer
Name: Daniel W. Rabun

/s/ James W. Swent, III	Senior Vice President and Chief Financial Officer
Name: James W. Swent, III

/s/ Douglas J. Manko	Controller
Name: Douglas J. Manko

Director
Name: David A. B. Brown

/s/ J. Roderick Clark	Director
Name: J. Roderick Clark

Signature	Title

/s/ C. Christopher Gaut	Director
Name: C. Christopher Gaut

/s/ Gerald W. Haddock	Director
Name: Gerald W. Haddock

/s/ Francis S. Kalman	Director
Name: Francis S. Kalman

Director
Name: Thomas L. Kelly II

/s/ Keith O. Rattie	Director
Name: Keith O. Rattie

/s/ Rita M. Rodriguez	Director
Name: Rita M. Rodriguez

Director
Name: Paul E. Rowsey, III

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Ensco plc has executed this Form F-6 on January 13, 2012.

/s/ Brady K. Long
Name:	Brady K. Long
Title:	Vice President — General Counsel and Secretary

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page
(a)(i)	Form of American Depositary Receipt
(a)(ii)	Deposit Agreement
(d)	Opinion of counsel to the Depositary
(e)	Certification under Rule 466